Exhibit (a)(1)(E)

Offer Deadline: 5:00 P.M., New York City time, on December 7, 2020

CFUNDS LIFE SETTLEMENT, LLC
an entity managed by Contrarian Capital Management, L.L.C.

October 28, 2020

Attn: Life Partners IRA Holder Partnership, LLC Interest Holders:

You are receiving this letter and the enclosed materials because you are a holder of IRA partnership interests (the “Partnership Interests”) issued by Life Partners IRA Holder Partnership, LLC (the “Partnership”). The Partnership, and its affiliate Life Partners Position Holder Trust (the “Trust”), were formed under a bankruptcy plan of reorganization to satisfy the claims of creditors holding fractional interests in life insurance policies on third parties marketed by affiliates of the Life Partners Holdings, Inc.

CFunds Life Settlement, LLC is offering to purchase up to 106,936,191 Partnership Interests for a cash price of $0.14 per Partnership Interest, subject to certain deductions as described below. Our tender offer presents an opportunity to holders of Partnership Interests to receive cash for their Partnership Interests now, rather than wait for possible distributions from the Partnership in the future. Based upon the records provided to us by the Partnership, if you tendered all of your Partnership Interests you could receive a cash payment in the amount indicated below.1

Number of Partnership Interests:
Cash You Could Receive if You Tendered All Your Partnership Interests:

Important: We may deduct from the purchase price any withholding taxes and the amount of any dividends, distributions and other remittances paid by the Partnership based upon a record date occurring from the date hereof until the date and time the Partnership Interests are accepted by us for payment, subject to applicable law. In addition, if there are any liens on your Partnership Interests or you owe the Partnership or any of its respective agents, premiums, fees or catch-up payments, we will use a portion of the cash price payable to you to pay off such liens or other obligations.

If you hold your Partnership Interests in an IRA we encourage you to contact your IRA custodian to understand whether any fees may apply to tender your Partnership Interests in the Offer.

The offer price of $0.14 per Partnership Interest represents a discount of approximately 26.3% from the net asset value of $0.19 per Partnership Interest on June 30, 2020, as disclosed in the Partnership’s last quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2020. The offer price takes into account, in our opinion, the many years it will take for the Trust to liquidate its assets and distribute the proceeds to its investors. According to the Trust’s public filings, the Trust was originally anticipated to terminate by December 2026, but the Bankruptcy Court can extend its life no more than four times, with each extension not exceeding five years, or potentially an additional 20 years. While the Partnership does not have an established termination date, the Partnership has disclosed in its public filings that it expects to be wound down by the Trustee as Manager when the liquidation of the Trust is complete.

1 This assumes that the tender offer is not oversubscribed. If the tender offer is oversubscribed, the number of Partnership Interests we accept for purchase, and the cash you receive, will be proportionately reduced.

CFunds Life Settlement, LLC is a wholly owned subsidiary of Contrarian Funds, L.L.C. and Contrarian Capital Management, L.L.C is the non-member manager of Contrarian Funds, L.L.C. As of September 30, 2020, Contrarian Capital Management, L.L.C. had in excess of $4.0 billion of assets under management, including assets of Contrarian Funds, L.L.C. and other investment funds managed by Contrarian Capital Management, L.L.C.

Enclosed with this letter, you will find:

•	An Offer to Purchase, which describes the terms and conditions of the tender offer, and contains other important information about the offer.
•	A YELLOW Assignment Form labeled IRA Partnership Interests and IRS Form W-9 that you must use to accept the offer.

Tendering Your Partnership Interests

To participate in the tender offer and receive cash for your Partnership Interests, you have to submit a physical Assignment Form and IRS Form W-9 (or other appropriate tax form). There are a number of ways to submit the Assignment Form and IRS Form W-9 (or other appropriate tax form). You may submit the Assignment Form:

•	to Continental Stock Transfer & Trust Company, the Depositary for the offer:
If delivering by mail, hand, overnight or courier to the Depositary:	If delivering by fax to the Depositary:
Continental Stock Transfer & Trust Company Attn: Corporate Actions 1 State Street, 30th Floor New York, New York 10004	Continental Stock Transfer & Trust Company Reference: Life Partners Tender Offer Fax No.: (212) 616-7610

•	to the Offeror by email at Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, who will then forward the Assignment Form and IRS Form W-9 (or other appropriate tax form) to the Depositary;
•	to Sanford Scott & Company by email at Mike Knowles at mbk@asmcapital.com or Seth Moskowitz at scm@asmcapital.com, who will then forward the Assignment Form and IRS Form W-9 (or other appropriate tax form) to the Depositary; or
•

to the Depositary for the offer, by uploading the Assignment Form and other required documents to the following secure website: https://cstt.citrixdata.com/r-re8715e7bcef4efd8. Note, when providing your information, we cannot accept “automated Word font signatures” and if using an electronic utility to gather a signature (such as Docusign) we will need the certificate of completion, as well. Additionally, in order to avoid processing delays, kindly label your documents with your name and date.

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You must complete and sign the Assignment Form and IRS Form W-9 (or other appropriate tax form), and any other required documents, and return it no later than 5:00 P.M., New York City time, on December 7, 2020 to Continental Stock Transfer & Trust Company, the Depositary for the tender offer. The Partnership Interests are not represented by certificates, and you are not required to submit any certificate in order to receive the purchase price for your Partnership Interests.

If you are signing the Assignment Form in a representative capacity, you will also be required to furnish proof of your authority. For example, if you are signing as an officer of a corporation, you should submit an officer’s certificate to evidence your authority. If you are signing as a trustee of a trust, you should submit a certificate of incumbency. Also, you should note that only the IRA custodian, and not the beneficiary, can execute an Assignment Form on behalf of an individual retirement account. Execution by the beneficiary will not be valid. Checks for the purchase price of tendered interests held in an individual retirement account can only be mailed to the IRA custodian.

We note that we have commenced another offer to purchase outstanding position holder trust interests (the “Trust Interests”) issued by the Trust. While each offer is separate, the two offers are conditioned on one another. We will not close one without closing the other at the same time. If you hold and wish to tender both your Partnership Interests and Trust Interests, you must complete a separate Assignment Form and IRS Form W-9 (or other appropriate tax form) for each offer.

Other Information

If the conditions to the tender offer are satisfied, and you properly tender your Partnership Interests prior to the deadline, you will receive payment for your Partnership Interests by check. The check will be mailed to your address, as it appears on the register of Partnership Interest holders maintained by the Partnership, following the expiration of the tender offer, anticipated to be within three business days of the expiration date.

You should read the Offer to Purchase for more complete information about the tender offer. If you have any questions, you may contact the Offeror’s representatives, as follows: Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, or call (800) 266-3810.

You may also contact Sanford Scott & Company’s representatives, as follows: Mike Knowles at mbk@asmcapital.com, or call (516) 422-7101, or Seth Moskowitz at scm@asmcapital.com, or call (516) 422-7111.

Sincerely,

CFUNDS LIFE SETTLEMENT, LLC

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